August 3rd, 2009

VIA EDGAR AND BY HAND

Ms. Claire DeLabar
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
Mail Stop 3720

Re:	Net Serviços de Comunicação S.A.
Form 20-F for Fiscal Year Ended December 31, 2008
Filed April 23, 2009
File No. 0-28860

Dear Ms. DeLabar:

     This letter sets forth the responses of Net Serviços de Comunicação S.A. (the “Company”) to the comments contained in your letter, dated July 6, 2009, relating to the Annual Report on Form 20-F of the Company for the year ended December 31, 2008 (the “Annual Report”) filed with the Securities and Exchange Commission (the “Commission”) on April 23, 2009. The comments of the staff of the Commission (the “Staff”) are set forth in bold/italics and the Company’s responses are set forth in plain text immediately following each comment.

     We have enclosed with a paper copy of this letter supplemental materials requested by the Staff in response to the Staff’s comment 2. Pursuant to Rule 12b-4 promulgated under the Securities Exchange Act of 1934, as amended (“Rule 12b-4”), the supplemental information is being provided to the Staff on a supplemental, confidential basis only. Pursuant to Rule 12b-4, the Company hereby requests that the supplemental information be returned to the undersigned promptly following the completion of the Staff’s review of the supplemental information. The Company believes that the supplemental information contains information relating to its operations and market position and that disclosure of this information could cause substantial competitive harm to the Company and is not necessary for the protection of its investors. Please call the undersigned when the Staff has completed its review and the Company will arrange to have the supplemental information retrieved.

Ms. Claire DeLabar
Division of Corporation Finance	2	August 3rd , 2009

     In accordance with Rule 83 of the Rules of Practice of the Commission, the Company requests confidential treatment of the material submitted to the Staff, on the basis that such material includes internal company communications and includes details of the Company’s operations that are commercially sensitive. The disclosure of this information could cause substantial competitive harm to the Company and is not necessary for the protection of investors.

Form 20-F for Fiscal Year Ended December 31, 2008

Management’s Discussion and Analysis, page 54

Critical Accounting Policies, page 57

1. We note that goodwill accounted for 29% of total assets as of December 31, 2008. We note that you are experiencing increased competition and that your stock price has experienced some volatility since 2008. As a result of your impairment test of your reporting units as of December 31, 2008, you determined that your goodwill balance was not impaired. In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of goodwill. Specifically, we believe you should provide the following information:

• Provide a more detailed description of the steps you perform to review goodwill for recoverability.

• Disclose a breakdown of your goodwill balance as of December 31, 2008 by reporting unit.

• Disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes.

• Describe the nature of the valuation techniques and the significant estimates and assumptions you employed to determine the fair value of your reporting units in your impairment analysis. For example, if you utilize the discounted cash flow approach, you should disclose the discount rates for each reporting unit and how those discount rates were determined, including your consideration of any market risk premiums. In addition, we believe your disclosure should address your estimates of future cash flows, as follows:

Ms. Claire DeLabar
Division of Corporation Finance	3	August 3rd , 2009

○ Provide a discussion of your historical cash flow growth rates and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flow projections.

○ Disclose the growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.

○ In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates. For example, you should explain if and when you anticipated a recovery of the economy in your growth rates used in your cash flows analysis.

• Describe changes to the assumptions and methodologies, if any, since your last annual impairment test.

     For further guidance, refer to Release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

     The Company respectfully refers the Staff to note 6 to the Company’s audited consolidated financial statements included in the Annual Report which provides a more comprehensive disclosure regarding the Company’s goodwill impairment testing policy. The Company will include the relevant substance of similar financial statement footnote disclosure under the “Critical Accounting Policies” heading in the “Operating and Financial Review and Prospects” section of future annual reports on Form 20-F.

     The Company respectfully advises the Staff that the disclosure of a breakdown of goodwill balance by reporting unit and any changes to reporting units or allocations of goodwill by reporting units is not applicable as the Company has only one reporting unit (see the Company’s response to the Staff’s comment 2).

     In response to the Staff’s comment, the Company will revise its disclosure in future filings to describe the nature of the valuation techniques and the significant assumptions employed to determine the fair value of our business in our impairment analysis. For the Staff’s convenience, the Company has included below sample revised disclosure for fiscal 2008:

Ms. Claire DeLabar
Division of Corporation Finance	4	August 3rd , 2009

     “The Company uses the discounted cash flow model, a technique that is widely used in the valuation of assets. The discount rate assumption is based on the weighted average cost of capital, or WACC, for calculating the fair value of its goodwill. WACC was calculated based on an U.S. historical risk-free rate of 4.7% and a market risk premium of 6.5% (which is calculated as the difference between the return of the stock market and the risk-free rate), adjusted for a Brazilian risk premium of 200bps and an inflation difference between the United States and Brazil of 2.5% . The weighted average cost of debt provided by the third parties, net of taxes was 7.5% . The cost of equity plus the weighted average cost of debt provided by the third parties resulted in a WACC of 14.4% .

     The Company’s revenue and cost projections vary with the growth of the numbers of subscribers. The compounded annual growth rate, or CAGR, of the Company’s net cash provided by operating activities after net cash used in (provided by) financing activities and net cash used in investing activities, or free cash flow, during the period from 2006 to 2008 was 52.4%, which reflects the acquisition of Vivax Ltda. in 2007.

     Regardless of the economic environment, the Company has used conservative assumptions in its long-term business plan, reflecting lower growth of its subscriber base compared to actual sales, subscriber and household growth in recent periods. The Company believes that its business plan and impairment analysis are appropriate even if there is no improvement in the overall economy. We estimate that the minimum free cash flow CAGR to be 21.5% in order to avoid a goodwill impairment charge.”

     Finally, the Company supplementally advises the Staff that it has not changed its impairment testing methodology or assumptions since its last annual impairment test.

2. We note that you have identified only one reporting unit: cable television services. It appears that you may have more than one operating segment since you provide various services that appear to have different economic characteristics, such as voice, cable and Internet services in an array of geographical areas. Tell us how you applied the guidance in SFAS 131 in evaluating your management approach to determine whether you have operating segments. If you have aggregated operating segments, disclose this in the notes to the financial statements and provide us with your analysis of the aggregation criteria in paragraph 17 of SFAS 131 for the various products and services you provide. Also, provide us with a copy of all reports provided to the chief operating decision maker.

Ms. Claire DeLabar
Division of Corporation Finance	5	August 3rd , 2009

     An “operating segment” is defined in Statement of Financial Accounting Standards 131: Disclosures about Segments of an Enterprise and Related Information (“SFAS 131”) as a “component of an enterprise: (a) That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise), (b) Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and (c) For which discrete financial information is available.”

     Based on this definition, the Company operates as a single operating segment. The Company’s various services cannot be precisely or coherently divided into segments and the Company’s business continues to move towards the bundling of its services, as discussed below. As a result, management evaluates the Company’s consolidated results and the Company operates its business as a single operating segment. For example, the Company’s executive officers review financial information on a consolidated basis in monthly meetings to evaluate the Company’s financial performance. In addition, the financial information presented to the Board of Directors is also of the consolidated entity. Decisions regarding planning and budget, growth and operational goals, cash flow management, capital expenditures, capital investment, equipment and employee compensation are all made on a consolidated basis. See the supplemental materials provided with a paper copy of this letter for an example of the reports provided to the Company’s chief operating decision makers.

     It is important to note that the Company’s various services are provided through a single cable network. The infrastructure supporting the Company’s services is its cable network, over which video, data and voice services are transmitted. A single cable at a customer’s residence provides one, several or all of the Company’s services. Because the infrastructure supporting such services is indivisible, the Company cannot separately consider operating costs and capital expenditures related to its network by service, but instead manages these expenses on a consolidated basis.

     In contrast to the Company’s business model and infrastructure, traditional telephone companies in Brazil customarily have multiple, distinct technological platforms over which they provide services to their customers. The Brazilian cable industry, however, has developed to be focused on convergence and all of the Company’s major competitors seek to provide bundled services through their single cable network.

Ms. Claire DeLabar
Division of Corporation Finance	6	August 3rd , 2009

     In addition to the indivisible aspect of the Company’s infrastructure, there is also an indivisible aspect to the installation of the Company’s services. Once a customer is connected to the Company’s network, which services he or she receives is merely a matter of what signals are purchased. The customer’s home is connected by cable to a node and he or she is connected to the Company’s network, irrespective of which services he or she purchases. In addition, cable and high-speed Internet are provided through the same equipment and cannot be separated in terms of which equipment is installed.

     Further indivisibility is evident in the manner in which the services are sold, which is increasingly through packages of more than one service. The Company’s various service packages are offered at a discount from what it would cost for each service to be purchased separately. Similarly, sales commissions are based on packages, not on individual services offered in a package or on individual clients.

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     The Company is responsible for the adequacy and accuracy of the disclosure in the filings. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Ms. Claire DeLabar
Division of Corporation Finance	7	August 3rd , 2009

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     If you have any questions regarding this letter, please do not hesitate to call the undersigned at +(55) (11) 2111-2811.

Sincerely,

/s/ Marcio Minoru Miyakava
Marcio Minoru Miyakava
Investor Relations Officer

cc:	José Antonio Guaraldi Felix, Chief Executive Officer
João Adalberto Elek Junior, Chief Financial Officer
André Muller Borges, Chief Legal Officer

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